November 13, 2009

VIA EDGAR

Mr. Blaise Rhodes
Staff Accountant
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Coach, Inc.
Form 10-K for Fiscal Year Ended June 27, 2009
Filed August 19, 2009
File No. 001-16153

Dear Mr. Rhodes:
Thank you for the Staff’s November 6, 2009 letter to Coach, Inc. setting forth the Commission’s comments to our Form 10-K for the fiscal year ended June 27, 2009. This letter is to confirm the Company’s understanding based on our telephone conversation that the Staff does not object to our request for an extension to provide a response to the Commission’s comments by no later than December 2, 2009.  We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to call me at (212) 629-2240 if you have any questions in the meantime.

Sincerely,
/s/ Michael F. Devine, III                                                                           .
Michael F. Devine, III
Executive Vice President and Chief Financial Officer

cc:
Ms.Tia Jenkins, Senior Assistant Chief Accountant - SEC Division of Corporation Finance
Mr. Brian Bhandari, Branch Chief – SEC Division of Corporate Finance
Mr. Lew Frankfort, Chairman and Chief Executive Officer of Coach, Inc.